UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

THE MIDDLEBY CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-9973
(State or Other Jurisdiction of Incorporation)	(Commission File Number)

1400 Toastmaster Drive
Elgin, Illinois 60120

(Address of Principal Executive Offices) (Zip Code)

Jeff Craig
The Middleby Corporation
(847) 741-3300

(Name and telephone number, including area code of the
person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of The Middleby Corporation’s (the “Company”) Conflict Minerals Report for the reporting period from January 1 to December 31, 2023, is provided as Exhibit 1.01 hereto and is publicly available on its website (www.middleby.com) under Investors.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to the Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit No. Description

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE MIDDLEBY CORPORATION

Dated:	May 28, 2024	By:	/s/ Bryan E. Mittelman
Bryan E. Mittelman
Chief Financial Officer